Mail Stop 4561

January 12, 2007

L. Gregory Ballard
Chief Executive Officer and President
Glu Mobile, Inc.
1800 Gateway Drive, Second Floor
San Mateo, CA 94404

Re: Glu Mobile, Inc.
Registration Statement on Form S-1 and
Amendment No. 1 for Form S-1
Filed on December 19 and 20, 2006, respectively
File No. 333-139493

Dear Mr. Ballard:

We have reviewed your Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We will process your amendments with price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2. We note that you have filed an application for confidential treatment of exhibits to the registration statement. We will provide comments, if any, in a separate letter.

As you know, requests for confidential treatment must be processed before effectiveness of the registration statement.

Inside Cover Page

3. We note that you have included a graphic and that the language include at the bottom of the graphic on the inside cover page is illegible. Please provide us with clear copies of the graphic for our review. Note that the text used in a graphic must adhere to plain English principles. Please see the guidance provided by on the use of gatefold graphics in our Corporation Finance Current Issues Outline, March 2001, available on our website at www.sec.gov.

Summary

4. Please eliminate the phrase from the introductory paragraph that the summary information "does not contain all the information you should consider" as the summary should not and is not required to contain all of the detailed information in the prospectus.   Instead, you may wish to state that the summary highlights key or material information. See Item 503(a) of Regulation S-K.

5. Please provide verifiable support for your claims here, in MD&A and in the business section that Glu Mobile is "a leading global publisher" of mobile games, "a leading independent publisher" of mobile games, that you have received "numerous industry awards" for your games and that there are over "one billion subscribers served by our more than 150 wireless carriers and other distributors."

6. Similarly, provide us with support for your claims regarding numerical ratings by industry review websites, IGN Entertainment, Modojo and WGWorld indicating that you ranked first in terms of average game quality for mobile games released in the first nine months of 2006.

7. We note your reference to industry data and market research by NPD Group, Inc., m:metric, and Juniper Research both here and in the business section. Please provide us with marked copies of the articles containing the data you cite. We note the consents filed on behalf of m:metric and Juniper Research. Tell us whether the information you attribute to NPD Group, Inc. is generally available to the public without charge or at a nominal cost and, if so, please tell us where the information is available.

8. Briefly explain what you mean by the statement that you had the capability "to port approximately 40,000 SKUs per month." We note that you do not define SKU until page 69 of the prospectus.

Risk Factors, page 8

9. Avoid the generic conclusion you make in some of your risk factors that the risk discussed "could harm our business," could materially harm our business," or "our business could be harmed" or could result in "harmful consequences." Instead, replace this language with specific disclosure on what the harmful effects to your business or financial results might be.

10. In addition, please note that the risk factors should be brief and specific to the facts and circumstances relating to Glu Mobile and the mobile games industry. Some of your risk factors could apply to any business in any industry, such as the risk factor on page 14, which reads: "Growth may place significant demands on our management and our infrastructure." They should be revised to tie more specifically to the challenges faced by and the actual experience of the company. Where possible, please revise the subheadings to replace vague terms such as "a limited number," "a significant portion" so that they are tailored to the facts of your company. For instance, you state on page 13 that you "depend on a limited number of mobile games for a significant portion of [y]our revenues." The subheading should be revised to state, for example, that you were dependent on your top ten games for over 50% of your revenues in 2005 and the first nine months of 2006. Note that the terms of your agreements and licenses should be discussed in the business section rather than risk factors unless the specific contract terms you reference present material risks to the company that you wish to highlight.

We currently rely on wireless carriers, in particular Verizon Wireless, page 11

11. Please revise the subheading to provide the aggregate percentage of your revenues derived from the four wireless carriers you identify. We note that although you are materially dependent on four wireless carriers, you have not filed an agreement with Sprint Nextel. Please file the material agreement or advise.

If we fail to maintain an effective system of internal controls, page 18

12. We note from your disclosures that you are in the process of preparing and implementing an internal plan of action for compliance with Section 404 and strengthening and testing your system of internal controls to provide the basis for the report. Please tell us whether you have identified any material weaknesses during this process. If so, please disclose and discuss any known material weaknesses and your plans to remedy such weaknesses.

If our independent, third-party developers cease development of new games, page 18

13. You indicate that you rely on independent third-party developers to develop "some" of your games. Please quantify the percentage of your games developed by third-party developers. To the extent you are substantially dependent on such third-party developers, include a discussion of this dependence in the business section and file the agreements as exhibits to the registration statement.

As a result of our business being concentrated with a limited number of wireless, page 20

14. Please revise the risk factor subheading to quantify the credit risk in the aggregate and to state more specifically what the "concentration of credit risk" is, namely that if any one of the carriers were unable to fulfill its payment obligations, your financial condition would materially suffer.

Our operations in countries with a history of corruption and transactions, page 21

15. Please revise the subheading to describe more specifically the "countries with a history of corruption" to which you refer, since this phrase is so broad as to convey little meaning. In addition, please provide us with a list of all of the countries in which you operate and specifically identify those countries that have generated this concern. We may have further comments.

Use of Proceeds page 31

16. We note that after repayment of the debt to Pinnacle Ventures, you will use the remaining net proceeds for working capital and other general corporate purposes. You further state that you do not have more specific plans for the net proceeds from the offering. Please consider whether you can be more specific as to the use of these proceeds. For example, do you plan to use some of the proceeds to expand your distribution network as described on page 3 or to increase your sales and marketing efforts as describe on page 40? We note further that you are increasing your presence in the UK through your recent acquisitions as well as your disclosure on pages 75-76 that you anticipate expanding your creative and development team to include studios in Asia and Latin America. It appears from the rest of your prospectus disclosure that an investor could reasonably assume you have performed studies and made preliminary decisions with respect to the best use of capital resources. Please revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

General

17. We note from your risk factor disclosure that the company is reviewing and documenting its internal control over financial reporting in anticipation of complying with Section 404 of the Sarbanes-Oxley Act. If the cost of becoming compliant or maintaining compliance with Section 404 is expected to be significant, discuss the impact of compliance on results of operations and liquidity. We refer you to Item 303 of Regulation S-K.

Critical Accounting Policies and Estimates

Revenue Recognition, page 43

18. We note your disclosure, "[d]etermination of the appropriate amount of revenue recognized involves judgments and estimates that [you] believe are reasonable, but it is possible that the actual results may differ from [y]our estimates." Please clarify all the judgments and estimates that are involved in determining the amount of revenue to recognize in a particular period. In addition, tell us why the amount of revenue you record in a particular period would be subject to material misstatement and clarify the types of trends that would indicate a material misstatement. Tell us your consideration of disclosing all critical judgments and estimates pursuant to Section V of SEC Release No. 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations. Revise or advise as appropriate.

Advance or Guaranteed Licensor Royalty Payments, page 44

19. Your disclosure states that you will "record a write-down of prepaid royalties or accrue for future guaranteed royalties that are in excess of anticipated demand or net realizable value." Clarify how you estimate the anticipated demand and/or net realizable value of your products when performing this evaluation and how accurate your estimates have been in the past. Clarify the whether this evaluation includes any significant assumptions or estimates and your consideration of disclosing such assumptions or estimates pursuant to Section V of SEC Release No. 33-8350. Revise or advise as appropriate.

Goodwill, page 45

20. Your disclosure indicates that based upon the results of your fiscal year 2006 goodwill impairment test (i.e., as of September 30, 2006), you determined that the fair value of your reporting units exceeded the carrying amount. Clarify the fair value measurements utilized to estimate the fair value of your United States and EMEA reporting units and how your estimate of fair value complies with paragraphs 23 through 25 of SFAS 142. In addition, we note that you have reported operating losses and net cash deficits from operating activities in fiscal

years 2003 through 2005 and for the nine-months ended September 30, 2006.
Indicate how your determination of fair value factored in your history of operating
losses and cash flow deficits from operating activities.

Stock-Based Compensation, page 45

21. We note you have disclosed the aggregate intrinsic value of outstanding options
as of September 30, 2006. Please revise your disclosure to clarify whether
aggregate intrinsic value disclosed is based on the estimated IPO price. Refer to
paragraph 180 of the AICPA Audit and Accounting Practice Aid, Valuation of
Privately-Held-Company Equity Securities Issued as Compensation (the "Practice
Aid").

22. Your disclosure states that you have retrospectively estimated the fair value of
your common stock with the assistance of retrospective valuations performed by a
third party valuation firm. Please revise to disclose the following information
related to issuances of equity instruments:

- Discuss the significant factors, assumptions, and methodologies used in
determining the fair value of the underlying common stock; and

- Discuss each significant factor contributing to the difference between the fair
value as of the date of each grant and the estimated IPO price or the fair value
as determined by a contemporaneous valuation by an unrelated valuation
specialist obtained subsequent to the grants but prior to the IPO.

Results of Operations, page 48

23. There are several instances where two or more sources of a material change have
been identified, but the dollar amounts for each source that contributed to the
change is not disclosed. For instance, for the nine months ended September 30,
2006, you disclose that the increase in revenue is due to sales of games released
since September 30, 2005, the expansion of your wireless carrier distribution
channel and the porting of your games to additional mobile handsets. Revise your
disclosures to quantify each source that contributed to a material change. See
Section III.D of SEC Release No. 33-6835, Management's Discussion and
Analysis of Financial Condition and Results of Operations. In addition, revise
your disclosure to remove vague terms such as "primarily" in favor of specific
quantifications.

Comparison of the Nine Months Ended September 30, 2005 and 2006, page 49

24. We note you have disclosed increases in revenues attributable to acquisitions. It
appears the increase in your revenues is impacted by increases in price and

volume based on disclosures throughout your filing. Discuss the extent to which the changes in revenues from one period to the next were attributable to changes in volumes sold or to changes in prices charged. Currently, the text provides little information to investors about the pricing environment for your products over the three most recent years and how any changes for the prices of the goods you sell affected your revenues over the three-year period. See Item 303(a)(3)(iii) of Regulation S-K.

25. In addition, we note your disclosure regarding the increase in royalties paid and the decrease in the average royalty rate. Please discuss in further detail the relationship between higher revenues and a decreasing royalty rate and what impact, if any, this relationship has had or is expected to have on your revenues.

Liquidity and Capital Resources, page 61

26. Your disclosure appears to be a mere recitation of changes and other information evident from the financial statements. Revise your disclosure to focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. In addition, where there has been material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes, as well as on their reasonably likely impact on future cash flows. We refer you to Section IV. B of SEC Release No. 33-8350.

27. Please disclose whether you were in compliance with all covenants under the Pinnacle Loan as of September 30, 2006.

Business, page 65

28. Please tell us the basis for your belief that "only a small group of leading mobile entertainment publishers has established the licensing relationships necessary" to meet the needs of wireless carriers. Consider identifying the members of this group. To the extent they differ from the entities identified as your primary competitors, explain why.

29. Consider whether you should expand the business section to provide a more balanced discussion of the advantages and disadvantages for companies operating in the mobile games industry as well as of Glu Mobile's competitive strengths and weaknesses. For example, while you identify the fact that wireless carriers generally control the price charged for your games and the billing and collection of sales of your games, you do not discuss what appears to be a challenge to your business operations in the business section. Similarly, while your disclosure highlights your competitive strengths, are there challenges to your business that should also be discussed? Consider whether you should discuss concerns

including but not limited to the industry-wide challenges associated with end-users discovering your products, the extent to which the process of downloading your products is user-friendly and the lack of transparency as it relates to information largely controlled by the wireless carriers. Please revise the disclosure to provide a more balanced discussion of both positive factors as well as challenges faced both in the industry and by your company.

30. Here or elsewhere as appropriate, please include a discussion of how the acquisitions of Macrospace Limited and iFones Holdings Limited fit into your business plan. It appears that the acquisition of the UK-based companies was part of a plan to expand your presence in Europe generally or in the UK specifically. What synergies were expected or derived from these acquisitions and how did the acquisitions impact your business strategy going-forward? We note your disclosure in Note 2 to the financial statements regarding intended purpose for the acquisition as well as the purchase price.

31. Please discuss your revenue sharing practices with content licensors in quantified terms.

32. Disclose the number of games you maintain on average in your current collection or catalog. To the extent a material number of your games center around a particular genre, please include an brief discussion.

33. Briefly define the acronym "WAP" channels. See page 75.

34. Please include a discussion of the financial information based on geographic areas or provide a cross-reference to the financial statements where this information is discussed. See Item 101(d)(2).

Competition, page 70

35. Tell us how you compare to your competitors in quantitative or qualitative terms and consider appropriate disclosure in this respect. Further, it appears that one of your competitors, EA Mobile, may be considered dominant in your industry niche. To the extent this is true, it should be identified as such. See Item 101(c)(1)(x) of Regulation S-K.

36. We note your disclosure that your employees are located in the US, Europe and Hong Kong and that you lease properties in Brazil as well. Clarify whether you have employees in Brazil and the nature of the leased properties in that country.

Executive Compensation Tables, page 92

37. Please be advised that we are continuing to examine your executive compensation disclosure. We may have further comments as a result of our continued review.

Transactions with Related Parties, Founders and Control Persons, page 104

38. Please include a detailed discussion of the transaction described in Note 17 to the financial statements.

39. Please ensure that you file all related party agreements required to be filed as exhibits to the registration statement such as the Services Agreement with entities affiliated with Time Warner. See Item 601(b)(10)(A) of Regulation S-K.

Underwriting, page 116

40. We note your disclosure that "[i]f all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms." Please clarify at what point and under what circumstances the offering price and other selling terms may be changed.

Recent Sales of Unregistered Securities

41. Please clarify the exemption(s) relied upon for the transactions described in 5, 6, 8 and 9. Where you are relying on Section 4(2), please state whether the purchases were accredited or sophisticated.

Exhibits

42. Please advise why you determined not to file the Macrospace and iFone acquisition agreements as exhibits to the registration statement. See Item 601(b)(2). Advise also as to the current status of the contingent consideration dispute with iFone shareholders

Signatures

43. Please indicate who is signing in the capacity of the principal accounting officer or controller. See Instruction 1 to Signatures on Form S-1.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

44. We note the preamble language in the Report of the Independent Registered Public Accounting Firm. Please tell us when the reincorporation described in Note 18 to the consolidated financial statements will be consummated and hence this preamble language will be removed. Please note that your registration statement cannot go effective with such language in your auditors' report.

Note 2-Summary of Significant Accounting Policies

Revenue Recognition, page F-9

45. Your disclosure indicates that a subscription license gives an end user the right to use the licensed game for a limited period of time. Clarify your accounting policy for subscription licenses sold for which the term is greater than one month. Please clarify the period(s) in which you record the revenue for the term license and how your accounting policy complies with SOP 97-2.

46. Your disclosure indicates that you estimate revenues from carriers in the current period when reasonable estimates can be made. We further note that you are required to record any differences between estimated revenues and actual revenues in the reporting period that you determine the actual amounts when carrier reports are not received within a reasonable time frame following the end of the month. Tell us how material these differences have historically been to your revenue recognized for fiscal years 2003 through 2005 and the nine-months ended September 31, 2006. Please provide us with an analysis of the differences between your estimates recorded and the actual fees earned and any adjustments made to revenue. In addition, we note your disclosure that the license revenues on the final revenue report have not differed materially from the final settlement from the carrier. Please revise your disclosure to indicate how material the differences between the final revenue reports have been compared to the estimates you recorded in your financial statements.

47. We note that you recognize revenue based on the net amounts the carrier reports as payable upon the sale of your games, which is net of any services or other fees earned and deducted by the carriers. Please clarify the nature of the service and/or other fees that that you do not recognize as revenue. In addition, we note the disclosure you have provided supporting your conclusion that net reporting is appropriate. Please provide to us your full analysis prepared pursuant to EITF 99-19 that supports your conclusion that net reporting is appropriate in these transactions. As part of your response, please clarify further why you do not believe that you are the primary obligator and why you have no inventory risk.

48. We note from your disclosures that revenues are primarily derived by licensing software products in the form of mobile games. Please describe for us any other sources of revenue not separately discussed in your revenue recognition policy.

Software Development Costs, page F-13

49. Your disclosures indicate that you have adopted the "tested working model" approach for establishing technological feasibility. Your disclosure indicates that under this approach you do not consider a game in development to have passed the technological feasibility milestone until you have completed a model of the game that contains essentially all the functionality and features of the final game and have tested the model to ensure that it works as expected. Please explain in further detail how your policy complies with paragraph 4 of SFAS 86 and questions 6, 7 and 10 of the SFAS 86 Staff Implementation Guide. We further note your disclosure of the factors that you will consider when determining whether costs can be capitalized (e.g., the emerging nature of the mobile game market). Please clarify how these factors would impact the capitalization requirements of SFAS 86.

Acquisition of iFone Holdings Limited, page F-20

50. We note your disclosure that indicates that the contingent consideration in this business combination has not been earned, and has not been reflected in the financial statements. We further note the iFone shareholders are contesting your interpretation of the contingent consideration provisions. Please explain the nature of the contingent consideration provisions of this business combination and clarify how your accounting complies with paragraphs 25 through 27 of SFAS 141. In addition, please explain the difference in your and iFone shareholders' understanding of the contingent consideration provisions.

51. Your disclosure indicates that you recorded a restructuring liability in connection with this business combination principally related to the termination of iFone employees. Please clarify how you met the 'involuntary employee termination benefits and relocation costs' criteria of EITF 95-3.

Note 7. Commitments and Contingencies

Minimum Guaranteed Payments, page F-26

52. Your disclosure indicates that you have entered into license and development agreements with various owners of brands and other intellectual property in order to develop and publish games for mobile handsets. We further note that pursuant to some of these agreements, you are required to pay minimal royalties over the term of the contracts regardless of actual game sales. Please clarify how you have

accounted for your obligation to pay for the minimum royalty guarantees. Please clarify how you have classified the long term portion of your obligation on your consolidated balance sheets, if applicable.

53. We note from your disclosures that each share of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D and D-1 Preferred Stock and Special Junior Preferred Stock is convertible, at the option of the holder, by dividing the original issuance prices of $0.616, $0.64, $1.66, $3.01 and $1.75, respectively, by the conversion price at the conversion date. Please clarify how you accounted for the conversion feature embedded in the preferred stock host for each preferred stock issuance. Please explain how you considered the provisions of EITF 98-5 and EITF 00-27 when determining whether a beneficial conversion feature was present in each series of convertible preferred stock issued.

54. Tell us how you considered the disclosure provisions of Rule 5-02.28(c)(2) and (3) of Regulation S-X. Advise or revise as appropriate.

Note 12. Stock Option Plan, page F-33

55. Reconcile and explain the changes in the fair values of the underlying common stock between the most recent fair value and the midpoint of your IPO offering range. We note your letter dated January 8, 2007 that includes a discussion of equity-related transactions and options that you issued from the beginning of fiscal year 2005 through September 30, 2006. We further note that your letter provides information related to the nine valuations obtained from an independent third-party valuation firm. We may have additional comments on the information provided in this letter.

Note 14. Segment Reporting, page F-42

56. Your disclosure states your "Chief Executive Officer reviews financial information on a geographic basis, however these aggregate into one operating segment for purposes of allocating resources and evaluating financial performance." Clarify whether you have met the criteria for separate geographic operating segments pursuant to paragraphs 10 through 15 of SFAS 131. If so, please clarify how you have met the aggregation criteria of paragraph 17 of SFAS 131.

Note 18. Subsequent Events, page F-43

57. We note from your disclosures that on December 18, 2006, the board of directors and preferred stockholders approved an amendment to the Restated Articles of Incorporation to reduce the price at which shares of the Company's redeemable

convertible preferred stock convert automatically into common stock upon completion of an underwritten public offering from $4.98 per share to $4.50 per share. Explain why you decided to reduce the price at which shares of the Company's redeemable convertible preferred stock convert automatically into common stock upon completion of an underwritten public offering. Provide us with your analysis and tell us whether this change will have any impact on your accounting for the preferred stock.

iFone Holdings Limited

Financial Statements for the years ended December 31, 2005 and 2004

Note 24. Summary of Differences Between UK and US Generally Accepted Accounting Principles, page F-61

58. We note from your disclosures that certain adjustments have been made to software revenue recognition in order to comply with SOP 97-2. Tell us the amount of revenue that would have been recognized for each period presented had the financial statements been presented in U.S. GAAP. Explain why there is an adjustment for software revenue recognition for the fiscal year ended December 31, 2004 but no adjustment for software revenue recognition in the fiscal year ended December 31, 2005. We further note from your disclosures that there are multiple element arrangements that require deferral of revenue under US GAAP until such time as that the additional features and functionality are delivered and accepted. Explain these multiple element arrangements in greater detail and describe how revenue is recognized for each element of the arrangement. Tell us whether you are able to establish VSOE for the different elements of a multiple element arrangement. Explain what the "exclusivity period" represents.

Unaudited Pro Forma Combined Condensed Financial Information

Notes to Unaudited Pro Forma Combined Condensed Financial Information

Note 2. Pro Forma Adjustments, page F-72

59. In adjustment (2) you indicate that your pro forma statements of operations include the write-off of acquired in-process research and development projects from iFone because the feasibility of the acquired technology had not yet been established and no alternative future uses existed. Revise to disclose the reasons for the write-off and, if applicable, a statement that the write-off is not necessarily indicative of continuing annual research and development expenses.

60. In adjustment (4) you indicate that your pro forma statements of operations include an adjustment to reverse certain expenses incurred by iFone that are non-

recurring and a direct result of the acquisition, including legal and investment banker fees as well as a stock-based compensation charge triggered by the change in control. Revise to disclose each of these items in greater detail and tell us the specific amounts for each component of the adjustment.

Note 3. UK GAAP to US GAAP Adjustments, page F-73

61. In adjustment (2) you describe an adjustment to accrue for earned and unpaid vacation for iFone employees. Revise to disclosure the reason(s) for this adjustment.

62. In adjustment (3) you indicate an adjustment to accrue for transaction expenses of iFone shareholders paid by the Company upon the closing of the acquisition of iFone. Revise to disclose the reason(s) this adjustment and whether it was reflected in the purchase price.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Furnish requests for acceleration on behalf of the company and the underwriters at least two days prior to the requested effective date. Refer to Rules 460 and 461 of Regulation C of the Securities Act of 1933 and Rule 15c2-8 of the Securities and Exchange Act of 1934 regarding distribution of the preliminary prospectus, requests for acceleration and notification of NASD review and concurrence.

You may contact Morgan Youngwood at 202-551-3479 or Chris White at 202-551-3461, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 650-938-5200
      David A. Bell, Esq.
      Laird H. Simons, III, Esq.
      Fenwick & West LLP

      Via facsimile: 650-321-2800
      Craig M. Schmitz, Esq.
      Brooks Stough, Esq.
      Gunderson Dettmer Stough Villeneuve
      Franklin & Hachigian, LLP